SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2015 (Report No. 1)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

22 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1           Major U.S. Utility Company Slashes Operating Costs and Improves Service Quality with NICE Engage Platform, Dated December 3, 2015

99.2           NICE Actimize Fraud and Cybercrime Solutions Protect More Than 150M U.S. Digital Banking Customers, Dated December 3, 2015

99.3           NICE Positioned as a Leader by Gartner in the Magic Quadrant for Customer Engagement Center Workforce Optimization, Dated December 9, 2015

99.4           NICE Centralized VoIP Recording Fully Integrates with AudioCodes Session Border Controllers, Dated December 16, 2015

99.5           Hermes Group UK Chooses NICE’s Cloud-Based Workforce Management Solution for Improved Customer Service, Dated December 17, 2015

99.6           NICE Wins TMC 2015 Customer Experience Innovation Award for its Customer Engagement Analytics Solutions, Dated December 17, 2015

99.7           Today it’s all about the Customer - NICE Brings Unprecedented Usability and Automation to Help Organizations Focus on What Matters, Dated December 21, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:	/s/ Yechiam Cohen
Name:	Yechiam Cohen
Title:	General Counsel

Dated:	January 4, 2016

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1           Major U.S. Utility Company Slashes Operating Costs and Improves Service Quality with NICE Engage Platform, Dated December 3, 2015

99.2           NICE Actimize Fraud and Cybercrime Solutions Protect More Than 150M U.S. Digital Banking Customers, Dated December 3, 2015

99.3           NICE Positioned as a Leader by Gartner in the Magic Quadrant for Customer Engagement Center Workforce Optimization, Dated December 9, 2015

99.4           NICE Centralized VoIP Recording Fully Integrates with AudioCodes Session Border Controllers, Dated December 16, 2015

99.5           Hermes Group UK Chooses NICE’s Cloud-Based Workforce Management Solution for Improved Customer Service, Dated December 17, 2015

99.6           NICE Wins TMC 2015 Customer Experience Innovation Award for its Customer Engagement Analytics Solutions, Dated December 17, 2015

99.7           Today it’s all about the Customer - NICE Brings Unprecedented Usability and Automation to Help Organizations Focus on What Matters, Dated December 21, 2015